SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 25, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:Swedish Match – Interim Report January–September, 2006.

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: October 25, 2006	By:	/s/ Bo Aulin
Bo Aulin
Senior Vice President Corporate Affairs

Interim Report

January – September 2006

•	Net sales for the third quarter amounted to 3,261 MSEK (3,461), and 9,454 MSEK (9,811) for the first nine months

•	Operating income excluding larger one time items increased by 5% to 796 MSEK (756) for the third quarter and by 18% to 2,288 MSEK (1,941) for the first nine months

•	Net income for the third quarter amounted to 626 MSEK (569), and 1,729 MSEK (1,321) for the first nine months

•	EPS for the third quarter was up 23% to 2.22 SEK (1.81), and up 43% to 5.93 SEK (4.14) for the first nine months

Summary of Consolidated Income Statement

MSEK	July - September		January - September		Full year 2005
	2006	2005	2006	2005
Sales	3,261	3,461	9,454	9,811	13,311
Operating income excl. larger one time items	796	756	2,288	1,941	2,618
Operating income	796	962	2,436	2,147	2,825
Income before tax	739	922	2,314	2,054	2,696
Net income incl. minority interest	626	569	1,729	1,321	1,777
Earnings per share (SEK)	2.22	1.81	5.93	4.14	5.61

Sales and results for the third quarter

In local currencies and excluding divested businesses sales increased during the third quarter 2006 by 1 percent compared with the third quarter in the prior year. Reported sales for the third quarter decreased by 6 percent to 3,261 MSEK (3,461). Currency translation has affected the sales comparison negatively by 100 MSEK.

For snuff, sales declined by 3 percent during the third quarter, to 785 MSEK (809) while operating income declined by 4 percent to 383 MSEK (401). However Swedish Match volumes increased in both the US and Scandinavian markets and the operating margin reached 48.8 percent (49.5).

Sales of cigars in the third quarter increased to 903 MSEK (874) and operating income grew by 19 percent, to 225 MSEK (188). Sales and operating income for cigars grew both in Europe and the United States. Operating margin for cigars increased to 24.9 percent (21.5), driven by strong results for US premium and mass market cigars.

Excluding the one time income from the sale of the General Cigars headquarters building in 2005 of 206 MSEK, Group operating income for the third quarter increased by 5 percent to 796 MSEK (756). Currency translation impacts have affected the operating income comparison negatively by 26 MSEK.

Operating margin for the third quarter amounted to 24.4 percent compared to 21.9 percent for the third quarter 2005 excluding the income from the sale of real estate. The improvement is primarily due to higher operating margins in the cigars and lights product areas.

Income tax expense in the third quarter was favorably affected by the release of a provision for withholding tax on unrepatriated earnings from US subsidiaries following the ratification of a new double taxation treaty between Sweden and the Unites states.

EPS (basic and diluted) for the third quarter was 2.22 SEK (1.81).

Sales and results for the first nine months

Sales for the first nine months amounted to 9,454 MSEK (9,811), a decrease of 4 percent. Excluding divested businesses, sales increased by 2 percent. In local currencies sales increased by 1 percent, excluding divested businesses. Currency translation has affected the sales comparison favorably by 130 MSEK. Operating income amounted to 2,436 MSEK (2,147). Last year’s operating income for the first nine months included a 206 MSEK income from the sale of the General Cigars headquarters building. In addition to this 106 MSEK of restructuring costs in cigars and lights were incurred last year. This year’s operating income was positively affected by a one time pension plan curtailment gain of 148 MSEK. Excluding the curtailment gain in 2006 and the restructuring costs and one time real estate income in 2005, operating income during the first nine months increased by 12 percent.

Operating margin for the Group strengthened to 24.2 percent (19.8) excluding the pension plan curtailment gain in 2006 and the income from the sale of the real estate in 2005.

EPS (basic) for the first nine months was 5.93 SEK (4.14). Diluted EPS amounted to 5.91 SEK (4.13).

Sales by product area

	July - Sep		Chg %	Jan - Sep		Chg %	12 months ended Sep 30, -06	Full year 2005	Chg %
MSEK	2006	2005		2006	2005
Snuff	785	809	(3)	2,400	2,312	4	3,219	3,131	3
Cigars	903	874	3	2,550	2,449	4	3,384	3,283	3
Chewing Tobacco	273	290	(6)	823	800	3	1,103	1,079	2
Pipe Tobacco & Accessories	217	241	(10)	673	674	0	918	920	0
Lights	360	454	(21)	1,115	1,415	(21)	1,636	1,936	(15)
Other operations	723	792	(9)	1,892	2,162	(12)	2,693	2,962	(9)

Total	3,261	3,461	(6)	9,454	9,811	(4)	12,953	13,311	(3)

Operating income by product area

	July - Sep		Chg %	Jan - Sep		Chg %	12 months ended Sep 30, -06	Full year 2005	Chg %
MSEK	2006	2005		2006	2005
Snuff	383	401	(4)	1,144	1,112	3	1,536	1,504	2
Cigars	225	188	19	584	436	34	761	613	24
Chewing Tobacco	92	94	(3)	253	247	3	353	347	2
Pipe Tobacco & Accessories	67	62	9	199	177	12	259	237	9
Lights	63	47	33	197	88	122	166	58	188
Other operations	(35)	(37)		(89)	(120)		(109)	(140)

Subtotal	796	756	5	2,288	1,941	18	2,966	2,618	13
Larger one time items
Pension curtailment gain	—	—		148	—		148	—
Income from sale of real estate	—	206		—	206		—	206

Total	796	962	(17)	2,436	2,147	13	3,114	2,825	10

Operating margin by product area

	July - Sep		Jan - Sep		12 months ended Sep 30, -06	Full year 2005
Percent	2006	2005	2006	2005
Snuff	48.8	49.5	47.7	48.1	47.7	48.0
Cigars	24.9	21.5	22.9	17.8	22.5	18.7
Chewing Tobacco	33.6	32.5	30.8	30.9	32.0	32.1
Pipe Tobacco & Accessories	31.0	25.7	29.5	26.3	28.2	25.8
Lights	17.5	10.5	17.6	6.2	10.1	3.0

Group*	24.4	21.9	24.2	19.8	22.9	19.7

*	Excluding larger one time items

Snuff / Snus

Sweden is the world’s largest snuff market measured by per capita consumption. In Sweden, a substantially larger proportion of the male population uses the Swedish type of snuff called snus* compared to cigarettes. The Norwegian market, which is substantially smaller than the Swedish market, is at present showing strong growth. The US is the world’s largest snuff market measured in number of cans and is approximately five times larger than the Swedish market. In Sweden and Norway, Swedish Match has a leading position. In the US, the Company is well positioned as number three on the market. Some of the best known brands include General, Ettan, and Grov in Sweden, Timber Wolf and Longhorn in the US and Taxi in South Africa.

During the third quarter, sales declined by 3 percent versus the previous year, to 785 MSEK (809), while operating income declined by 4 percent, to 383 MSEK (401). Currency translation impacts have affected the sales and operating income comparison negatively. Volumes increased in Scandinavia (0.5 percent) as well as in the US (4.6 percent), measured in number of cans. Operating margin reached 48.8 percent (49.5).

*	Swedish snus is moist snuff which is produced using a special heat treated process, much like pasteurization as opposed to other snuff products for which a fermentation process is used.

Sales for the first nine months amounted to 2,400 MSEK (2,312), an increase of 4 percent. In Scandinavia sales volumes increased by 2.1 percent measured in number of cans. In Sweden the increase was 1.0 percent. Volumes in Norway and tax free sales also increased. Sales volume of pouched snuff increased, while loose snuff sales volume declined on the Swedish market. The proportion of pouched snuff for the first nine months was 59 percent of the Swedish market, compared to 58 percent for the first nine months in 2005.

In the US, year to date sales volumes were up by 14 percent versus previous year measured in number of cans. Sales of Longhorn were considerably higher than the year before, and sales for Timber Wolf increased.

In Sweden the Company continued its rollout of Onico, a nicotine and tobacco free pouch product, and Kardus, a premium loose snus product. In the US the launch of Wolf Packs, Timber Wolf in pouched form, has continued and Longhorn has been re-launched with a new design.

Operating income year to date for the product area amounted to 1,144 MSEK (1,112), up 3 percent. On the Scandinavian market operating income increased mainly due to higher volumes and lower costs. In the US, operating income increased due to substantially higher volumes. Operating margin for snuff for the year to date was 47.7 percent (48.1).

Cigars

Swedish Match is the world’s second largest producer of cigars and cigarillos in sales value. Swedish Match offers a full range of different cigars and brands. Well known brands include Macanudo, La Gloria Cubana, White Owl, Garcia y Vega, La Paz, Hajenius, Justus van Maurik, Willem II, Salsa, and Wings. The US is the largest cigar market in the world where Swedish Match has a leading position in the premium segment and is well established in the segment for machine made cigars. After the US, the most important cigar markets are in Europe, where Swedish Match is well represented in most countries, with an especially good market position in The Netherlands and in the Nordic area.

During the third quarter, sales increased by 3 percent, to 903 MSEK (874), and operating income increased to 225 MSEK (188). Currency translation differences have affected the sales and operating income comparison negatively. Volumes improved in Europe as well as in the US market, both for machine made cigars and in the US premium segment. Operating margin reached 24.9 percent (21.5).

Sales for the first nine months amounted to 2,550 MSEK (2,449), an increase of 4 percent. Sales were up for premium cigars in the US and for cigars in Europe, while sales were flat for machine made cigars in the US in local currency.

Operating income for the first nine months grew by 34 percent to 584 MSEK (436). Excluding restructuring costs of 75 MSEK in 2005, operating income grew by 14 percent. Operating margin amounted to 22.9 percent (20.9, excluding restructuring costs of 75 MSEK). The increase in operating income is primarily due to stronger sales and gross profit and lowered overhead costs following the integration of General Cigars.

As previously announced, during the first quarter the company acquired the Hajenius and Oud Kampen cigar brands with a strong presence in the Dutch market from the Burger Group.

Chewing Tobacco

Chewing tobacco is sold primarily on the North American market, mainly in the southern US. Well known brands include Red Man and Southern Pride. Swedish Match is the leading producer of chewing tobacco in the US. The chewing tobacco segment shows a declining trend.

During the third quarter, sales declined by 6 percent, to 273 MSEK (290) mainly as a result of negative currency impacts, while operating income declined by 3 percent, to 92 MSEK (94). Operating margin was 33.6 percent (32.5).

Sales for the first nine months grew by 3 percent to 823 MSEK (800), while operating income increased by 3 percent to 253 MSEK (247). In local currency, sales for the first nine months were flat. Higher average prices compensated for volume declines. Operating margin amounted to 30.8 percent (30.9).

Pipe Tobacco and Accessories

Swedish Match is one of the largest pipe tobacco companies in the world and its products are marketed worldwide. The Borkum Riff brand is sold in over 60 countries. The Company has its most significant presence in South Africa, where local production takes place. Best Blend and Boxer are the most important brands in South Africa. Accessories include the sales of papers, filters, and other smoking related items, primarily in the UK and Australia. Pipe tobacco consumption declines on most established markets.

During the third quarter, sales decreased to 217 MSEK (241), but were stable in local currency, which is primarily the South African rand. Operating income grew by 9 percent, to 67 MSEK (62). Operating margin was 31.0 percent (25.7).

Sales for the first nine months amounted to 673 MSEK (674). Improved price levels compensated for lower volumes. Operating income was 199 MSEK (177). Operating margin amounted to 29.5 percent (26.3).

Lights (Matches and Lighters)

Swedish Match is a market leader in a number of markets for matches. The brands are mostly local, and have leading positions in their home countries. Larger brands include Solstickan, Three Stars, Fiat Lux, and Redheads. The Company produces and distributes disposable lighters and the main brand is Cricket. Swedish Match’s largest market for lighters is Russia.

During the third quarter sales amounted to 360 MSEK (454), a decrease of 21 percent, while operating income increased to 63 MSEK (47). Excluding divested businesses, sales for the third quarter were 5 percent below the third quarter prior year. The increase in operating income is primarily attributable to the effects of the previously implemented restructuring program for matches. Operating margin was 17.5 percent (10.5).

Sales for the first nine months amounted to 1,115 MSEK (1,415). Excluding divested businesses sales increased by 2 percent. Operating income during the first nine months was 197 MSEK (88). These figures include costs of 31 MSEK for the closure of the Valencia, Spain factory during the first quarter 2005. Operating margin amounted to 17.6 percent (6.2).

Other Operations

Other operations include primarily the distribution of tobacco products on the Swedish market, as well as corporate overheads.

Sales in Other operations for the first nine months decreased to 1,892 MSEK compared to 2,162 MSEK previous year. Sales have decreased as an effect of divested businesses. Volumes in the Swedish distribution business have also been lower than normal, especially in the beginning of the year. For the first nine months, operating income for Other operations was a negative 89 MSEK (negative 120).

Taxes

Total tax expense for the first nine months amounted to 586 MSEK (733), corresponding to a tax rate of 25 percent (36). Following the ratification of a new double taxation treaty between Sweden and the USA in August, a tax provision for withholding tax on unremitted earnings from US subsidiaries has been reversed. In addition, the effective tax rate of the Group has decreased as a result of a more efficient structure following the restructurings and divestments in 2005.

Earnings per share

Earnings per share for the first nine months amounted to 5.93 SEK (4.14). This year’s earnings per share, for the first nine months, were positively affected by the one time pension plan curtailment gain and the unusually low income tax expense. Earnings per share for the first nine months of 2005 were favorably impacted by the income from sale of real estate.

Depreciation and amortization

Total depreciation and amortization amounted to 332 MSEK (346), of which depreciation on tangible assets amounted to 234 MSEK (257) and amortization of intangible assets amounted to 98 MSEK (89).

Financing and cash flow

At the close of the period the Group’s net debt amounted to 5,236 MSEK, as compared to 674 MSEK on December 31, 2005, an increase of 4,562 MSEK. The increase is primarily due to share repurchases of 3,674 MSEK, payments of dividend of 627 MSEK, unusually high tax payments and the acquisition of the Hajenius and Oud Kampen cigar brands. The Group’s direct investments in tangible fixed assets amounted to 189 MSEK (250).

Cash flow from operations was 464 MSEK compared with 1,568 MSEK a year ago. Cash flow from operations has been negatively affected by unusually high tax payments of 1,498 MSEK compared with 387 MSEK during the first nine months of 2005. Income tax payments include tax payments during the first quarter after dissolution of a Swedish tax allocation reserve in 2005. Cash flow from operations also includes higher than normal payments of excise duties following the high volumes in the Swedish distribution in December 2005.

During the period new bond loans of 4,840 MSEK have been issued, including the issuance of a 300 MEUR Eurobond transaction which was done under the Group’s Global MTN program.

Cash and bank balances, together with short term investments, amounted to 3,999 MSEK at the end of the period, compared with 3,657 MSEK at the beginning of the year.

Net financing cost for the first nine months amounted to a negative 122 MSEK (negative 93).

Average number of Group employees

The average number of employees in the Group during the first nine months was 12,408 compared with 14,333 for the full year 2005. The number of employees decreased as a result of the divestment of businesses and rationalizations within several product areas.

Share structure

The Annual General Meeting on April 20, 2006 renewed the mandate to repurchase shares up to 10 percent of the shares of the Company. In addition, a decision was made to cancel 24.0 million shares held in treasury, with a contemporaneous bonus issue of an amount equivalent the amount represented by the cancelled shares or 28.8 MSEK. With the latter transaction the Company’s share capital did not decrease through the cancellation of shares. The total amount of registered shares in the Company after the cancellation of shares is 300,596,181 shares with a ratio value of 1.2959 SEK. In June, after Annual General Meeting approval, the Company issued 523,817 call options to senior management and key employees for the stock option program for 2005. These call options can be exercised from March 2, 2009 to February 28, 2011. The exercise price is 127.10 SEK.

During the first nine months 32.9 million shares were repurchased at an average price of 111.57 SEK. As at September 30, 2006 Swedish Match held 26.2 million shares in its treasury, corresponding to 8.7 percent of the total number of shares. Total shares bought back by Swedish Match since the buyback programs started have been repurchased at an average price of 69.15 SEK. During the first nine months the Company also sold 1.4 million treasury shares at an average price of 67.50 SEK as a result of option holders exercising their options. The number of shares outstanding, net after repurchase and after the sale of treasury shares, as per September 30, 2006 amounted to 274.4 million. In addition, the Company has call options outstanding as of September 30, 2006 corresponding to 4.0 million shares exercisable in gradual stages from 2006-2011.

Other events and events after the period

In January, 2006, the Company sold its Arenco subsidiary. Arenco manufacture machines for match manufacturing and packaging in Kalmar and Halmstad, Sweden and Shanghai, China.

On March 31, 2006 the Company divested its advertising lights and accessories business.

On March 31, 2006 the Company acquired the Hajenius and Oud Kampen premium cigar brands, related production machinery and the Hajenius cigar shop in Amsterdam from the Burger Group. The two brands, that are primarily sold in the Netherlands, Belgium and Germany have an annual turnover of approximately 12 MEUR.

In a matter regarding the use of the Cohiba brand in the United States, Cubatabaco has been seeking to cancel General Cigars’ registration for the Cohiba trademark in the US. The US Court of Appeals of the Second Circuit concluded that General Cigar was the rightful owner of the Cohiba trademark in the US. The matter was appealed to the US Supreme Court, and in June 2006, the Supreme Court denied review of the case. General Cigars is now seeking a final order of dismissal from the district court. The district court has held a hearing on the request for a final order of dismissal in September. Further, Cubatabaco has asked the Office of Foreign Asset Control for a license to register the Cohiba trademark in the US and thereby cancel General Cigars’ registration of the trademark. General Cigars will oppose the granting of such a license.

In accordance with the decision by the shareholders at the AGM on April 20, 2006, the chairman of the Board, Bernt Magnusson, has formed a Nominating Committee with four representatives of the major shareholders of the Company. In addition to Mr. Magnusson the Committee consists of William N Booth (Wellington Management Company), Michael Allison (Morgan Stanley), Mads Eg Gensmann (Parvus Asset Management) and Andy Brown (Cedar Rock Capital). Mads Eg Gensmann has been elected chairman of the Committee. Among the Directors, Bernt Magnusson has announced that he will not stand for another term. Bernt Magnusson first joined Swedish Match in 1979 and has been the chairman since 1996. Tuve Johannesson, who joined the Board in 2002, has earlier announced that he wishes to leave the Board of Directors and has now done so as of October 24th.

On October 9, 2006, Standard & Poor’s lowered Swedish Match AB’s long term credit rating from A- to BBB+ with a negative outlook. Swedish Match’s credit rating with Moody’s is Baa1 with stable outlook.

On October 16, 2006, the Government of Sweden announced a proposed increase of excise duties on tobacco products effective January 1, 2007. The weight-based excise duty on snuff is suggested to increase from SEK 123 to SEK 246 per kilogram. Excise duties for cigars, pipe tobacco and cigarettes are also proposed to increase substantially.

Swedish Match has decided to acquire the head office building in Stockholm which has previously been leased under an operating lease. The transaction will take place during the fourth quarter.

Swedish Match North America and Lorillard Tobacco Company have agreed to jointly develop and market a select line of smokeless tobacco products in the United States. The parties anticipate that an initial product offering may be launched on some basis of geographic distribution in the not too distant future. Lorillard Tobacco Company is the third largest manufacturer of cigarettes in the United States, including the Newport brand, the best selling menthol cigarette in the country, and the Maverick, Old Gold, Kent and True brands. Lorillard is a wholly owned subsidiary of Loews Corporation, a NYSE company (LTR).

Extraordinary shareholders’ meeting

The Board of Directors of Swedish Match will at an upcoming extraordinary meeting of the shareholders on December 4, 2006 propose that 20.6 million previously repurchased shares be cancelled with a simultaneous bonus issue in an amount corresponding to the reduction of the share capital by the cancellation of shares. The share capital shall be increased without issuing new shares. The latter transaction will have the effect that the share capital will not be reduced by the cancellation of shares. It will further be proposed at the meeting that the Board of Directors gets a new mandate to repurchase shares up to an amount of 1 250 MSEK until the ordinary shareholders meeting in April 2007.

At the extraordinary meeting of the shareholders the Board of Directors will also propose new principles for remuneration of the Chief Executive Officer and management. The proposed principles will include revised criteria for payment of variable salary and allotment of options based on earnings per share and return on operating capital. Further, the Board of Directors will propose an employee stock options program for 2007 for a maximum of 70 members of the Company’s senior management and key personnel. The criteria for allotment of options will be targets for earnings per share and return on operating capital and the maximum value of the options that may be allotted, determined according to Black-Scholes, shall not exceed 46.5 MSEK.

Full details of the proposals made by the Board of Directors will be made available on November 6, 2006 when the notice of the agenda for the extraordinary shareholders meeting will be published.

Nominating Committee

The Nominating Committee has informed the Board of Directors of its intent to propose to the shareholders that the principles and fees for the board members be changed in order to increase the commitment of the Board of Directors to the Company. It will be proposed that the fees are increased and that the members of the board are expected to acquire shares in the Company for an amount equal to the fee net after tax.

Swedish Match AB (publ)

Swedish Match AB (publ) is the parent company of the Swedish Match Group. Sales in the parent company for the first nine months amounted to 10 MSEK (13). Profit before tax for the same period amounted to 1,003 MSEK (85) and net profit to 1,071 MSEK (112).

Capital expenditures during the first nine months amounted to 0 MSEK (2). The cash flow for the period was 1,524 MSEK (199). Cash and bank at the end of the period amounted to 1,834 MSEK compared with 311 MSEK at the beginning of the year.

Equity in the parent company as of September 30, 2006 amounted to 2,728 MSEK of which 2,338 MSEK represents non-restricted equity.

Accounting principles

The financial information in this interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) approved by the European Commission for application within the EU. The report is prepared in accordance with the Accounting Standard IAS 34 Interim Financial Reporting. The accounting principles are the same as in the 2005 Annual Report.

From 2006 Swedish Match reports its operation in six primary segments: snuff, cigars, chewing tobacco, pipe tobacco & accessories, lights, and other. The lights segment comprises the former matches and lighters segments. Previous periods have been restated.

Additional information

This report has not been reviewed by the Company’s auditors.

The full year 2006 report will be released February 14, 2007.

Stockholm, October 25, 2006

Sven Hindrikes

President and Chief Executive Officer

Key data

	January - September		12 months ended Sep 30, 2006	Full year 2005
	2006	2005
Operating margin, %1)	24.2	19.8	22.9	19.7
Operating capital, MSEK	8,076	8,242	8,076	7,765
Return on operating capital, %1)			36.3	34.7
Return on shareholders’ equity, %			62.5	36.6

Net debt, MSEK2)	5,236	1,213	5,236	674
Net debt/equity ratio, %2)	264.7	24.2	264.7	13.3
Equity/assets ratio, %	11.9	31.4	11.9	30.2
Investments in tangible assets, MSEK	189	271	246	328
EBITDA, MSEK3)	2,623	2,347	3,483	3,206
EBITA, MSEK4)	2,385	2,058	3,134	2,807
EBITA interest cover	20.9	24.5	23,1	26.6
Net debt/EBITA			1.7	0.2
Share data5)
Earnings per share, SEK
Basic	5.93	4.14	7.38	5.61
Diluted	5.91	4.13	7.36	5.59
Shareholders’ equity per share, SEK	7.20	16.08	7.20	16.60
Number of shares outstanding at end of period	274,367,981	311,763,281	274,367,981	305,901,281
Average number of shares outstanding	291,293,799	316,983,930	295,860,956	315,128,554
Average number of shares outstanding, diluted	292,382,084	318,028,805	296,912,565	316,226,392

1)	Excluding larger one time items
2)	Pension liabilities are not included in net debt
3)	Operating income excluding larger one time items adjusted for depreciation, amortization and writedowns
4)	Operating income excluding larger one time items adjusted for amortization and writedowns of intangible assets
5)	Net income attributable to Swedish Match equity holders

Consolidated Income Statement in summary

	July - Sep		Jan - Sep		Change %	12 months ended Sep 30, -06	Full year 2005	Change %
MSEK	2006	2005	2006	2005
Sales, including tobacco tax	5,595	5,754	15,894	16,244		21,770	22,120
Less tobacco tax	(2,335)	(2,294)	(6,441)	(6,432)		(8,817)	(8,809)

Sales	3,261	3,461	9,454	9,811	(4)	12,953	13,311	(3)
Cost of goods sold	(1,675)	(1,848)	(4,797)	(5,319)		(6,757)	(7,278)

Gross profit	1,586	1,612	4,656	4,492	4	6,197	6,033	3
Sales and administrative expenses*	(793)	(655)	(2,229)	(2,358)		(3,097)	(3,226)
Shares in earnings of associated co.	3	4	8	12		14	18

Operating income	796	962	2,436	2,147	13	3,114	2,825	10
Financial income	33	15	89	62		118	91
Financial expenses	(89)	(55)	(211)	(155)		(275)	(219)

Net financing cost	(57)	(40)	(122)	(93)		(157)	(128)

Income before taxes	739	922	2,314	2,054	13	2,956	2,696	10
Taxes	(113)	(353)	(586)	(733)		(772)	(919)

Net income for the period	626	569	1,729	1,321	31	2,185	1,777	23

Attributable to:
Swedish Match equity holders	626	569	1,728	1,313		2,184	1,769
Minority interests	0	0	1	8		1	9

Net income for the period	626	569	1,729	1,321	31	2,185	1,777	23

Earnings per share, basic, SEK	2.22	1.81	5.93	4.14		7.38	5.61
Earnings per share, diluted, SEK	2.22	1.81	5.91	4.13		7.36	5.59

*	Including income from sale of real estate of 206 MSEK during the third quarter 2005 and a pension curtailment gain of 148 MSEK during the second quarter 2006

Consolidated Balance Sheet in summary

MSEK	Sep 30, 2006	Dec 31, 2005
Intangible fixed assets	4,091	4,265
Tangible fixed assets	2,258	2,488
Financial fixed assets	1,330	1,150
Current operating assets	4,953	5,245
Short-term investments	890	1,929
Cash and bank	3,109	1,729

Total assets	16,630	16,806

Swedish Match equity holders	1,975	5,079
Minority interests	3	3

Total equity	1,978	5,083
Long-term provisions	2,068	3,072
Long-term loans	7,386	2,867
Other long-term liabilities	7	17
Short-term provisions	459	293
Short-term loans	1,849	1,464
Other current liabilities	2,884	4,010

Total shareholders’ equity, provisions and liabilities	16,630	16,806

Consolidated Cash Flow Statement in summary

MSEK	Jan - Sep 2006	Jan - Sep 2005
Income after financial items	2,314	1,609
Non-cash items and taxes paid	(1,308)	(74)
Cash flow from operations before changes in Working Capital	1,007	1,534
Cash flow from changes of Working Capital	(543)	33

Cash flow from operations	464	1,568
Investments
Investments in property, plant and equipment	(189)	(250)
Sales of property, plant and equipment	92	58
Investments in intangibles	(270)	—
Payment of minority shares in General Cigar	—	(1,099)
Acquisition of subsidiaries and associated companies	(19)	—
Divestment of business operations	31	7
Changes in financial receivables etc.	(234)	(40)
Changes in short-term investments*	1,039	832

Cash flow from investments	451	-492
Financing
Changes in loans	4,840	415
Dividends	(627)	(612)
Repurchase of own shares	(3,674)	(895)
Sale of treasury shares	94	23
Other	(32)	(144)

Cash flow from financing	601	(1,213)
Cash flow for the period	1,517	(136)
Cash and bank at the beginning of the period	1,729	1,187
Translation difference attributable to cash and bank	(137)	58

Cash and bank at the end of the period	3,109	1,109

*	Refers to investments in short term securities as part of the cash management activities. The sum of cash and bank and short-term investments amounted to 3,999 MSEK at the end of the period compared to 3,657 MSEK at the end of 2005.

Change in Shareholders’ equity

MSEK	January - September 2006			January - September 2005
	Swedish Match equity holders	Minority interest	Total equity	Swedish Match equity holders	Minority interest	Total equity
Opening balance as per Dec 31	5,079	3	5,083	4,579	481	5,060
Repurchase of own shares	(3,674)		(3,674)	(895)		(895)
Sale of treasury shares	94		94	23		23
Dividend paid	(627)		(627)	(612)		(612)
Acquisition of minority shares in General Cigar					(532)	(532)
Divestment of shares in Wimco					(6)	(6)
Fair value reserve IAS 39 etc.	13		13	36	17	53
Translation difference for the period	(639)	(1)	(640)	570	35	605
Net income for the period	1,728	1	1,729	1,306	8	1,314

Closing balance at end of period	1,975	3	1,978	5,008	3	5,011

Quarterly data

MSEK	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Sales, including tobacco tax	5,761	5,343	4,886	5,604	5,754	5,876	4,797	5,502	5,595
Less tobacco tax	(2,342)	(2,132)	(1,918)	(2,220)	(2,294)	(2,376)	(1,846)	(2,260)	(2,335)

Sales	3,419	3,211	2,967	3,384	3,461	3,500	2,951	3,242	3,261
Cost of goods sold	(1,804)	(1,843)	(1,629)	(1,842)	(1,848)	(1,959)	(1,456)	(1,657)	(1,675)

Gross profit	1,615	1,367	1,338	1,542	1,612	1,540	1,495	1,584	1,586
Sales and administrative expenses	(913)	(861)	(802)	(901)	(860)	(869)	(775)	(818)	(793)
Shares in earnings of associated co.	(1)	2	2	6	4	5	1	5	3

	702	508	538	647	756	678	721	772	796
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	—	148	—
Income from sale of real estate	—	—	—	—	206	—	—	—	—
Match impairment charges	(150)	—	—	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd	(90)	—	—	—	—	—	—	—	—

Operating income	462	508	538	647	962	678	721	920	796
Financial income	49	7	26	22	15	31	31	25	33
Financial expenses	(73)	(74)	(46)	(55)	(55)	(67)	(56)	(65)	(89)

Net financial cost	(24)	(67)	(20)	(33)	(40)	(36)	(25)	(40)	(57)

Income before tax	438	441	518	614	922	642	696	880	739
Income taxes	(213)	(145)	(172)	(209)	(353)	(186)	(209)	(264)	(113)

Net income for the period	225	297	347	405	569	456	487	616	626

Attributable to:
Swedish Match equity holders	206	273	340	404	569	456	487	616	626
Minority interests	19	23	7	2	0	0	0	0	0

Net income for the period	225	297	347	405	569	456	487	616	626

Sales by product area

MSEK	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Snuff	791	726	703	800	809	819	785	831	785
Cigars	848	790	734	841	874	834	759	888	903
Chewing Tobacco	285	237	242	267	290	280	273	277	273
Pipe Tobacco & Accessories	234	242	216	218	241	245	238	218	217
Lights	495	508	437	524	454	521	387	368	360
Other operations	766	708	635	734	792	800	510	659	723

Total	3,419	3,211	2,967	3,384	3,461	3,500	2,951	3,242	3,261

Operating income by product area

MSEK	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Snuff	371	287	324	388	401	392	380	381	383
Cigars	174	108	136	112	188	176	158	202	225
Chewing Tobacco	82	67	69	83	94	100	83	78	92
Pipe Tobacco & Accessories	69	72	60	56	62	60	75	57	67
Lights	35	5	(4)	45	47	(31)	62	71	63
Other operations	(30)	(30)	(47)	(37)	(37)	(20)	(38)	(17)	(35)

Subtotal	702	508	538	647	756	678	721	772	796
Larger one time items
Pension curtailment gain	—	—	—	—	—	—	—	148	—
Income from real estate sale	—	—	—	—	206	—	—	—	—
Match impairment charges	(150)	—	—	—	—	—	—	—	—
Provision for acquisition of shares in Wimco Ltd.	(90)	—	—	—	—	—	—	—	—

Subtotal	(240)	—	—	—	206	—	—	148	—

Total	462	508	538	647	962	678	721	920	796

Operating margin by product area

Percent	Q3/04	Q4/04	Q1/05	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06	Q3/06
Snuff	46.9	39.5	46.0	48.5	49.5	47.8	48.5	45.9	48.8
Cigars	20.6	13.6	18.6	13.3	21.5	21.1	20.8	22.7	24.9
Chewing Tobacco	28.8	28.4	28.6	31.2	32.5	35.6	30.5	28.3	33.6
Pipe Tobacco & Accessories	29.7	29.8	27.6	25.6	25.7	24.4	31.3	26.0	31.0
Lights	7.0	0.9	(1.0)	8.7	10.5	(5.9)	16.1	19.4	17.5

Group*	20.5	15.8	18.1	19.1	21.9	19.4	24.4	23.8	24.4

*	Excluding larger one time items

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: 08 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com